April 22, 2010
Via Facsimile and EDGAR
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-13305 DEF14A Filed March 29, 2010 File No. 001-13305
Dear Mr. Riedler:
     This letter is to confirm the substance of the telephone discussion on April 22, 2010 between Darrell Baker, Director of Financial Reporting and Ms Nandini Acharya of your office. Pursuant to that exchange, we advised your office, and your office acknowledged, that Watson intends to provide a substantive response to your letter dated April 9, 2010 within ten business days from today’s date.
     If you have any questions concerning the foregoing, please call me at (973) 355-8300.

Sincerely, Watson Pharmaceuticals, Inc.
/s/ R. Todd Joyce
R. Todd Joyce
Senior Vice President and Chief Financial Officer

cc:	Woodrow Anderson (PricewaterhouseCoopers LLP)